Katch Entertainment Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (668,517)	$ (13,976)
Changes in operating assets and liabilities:		
Increase in Pre-paid expenses	-	(1,000)
Increase in Credit Cards	3,659	-
Increase in Payroll Liabilities	2,184	-
Increase in Accounts Payable	25,381	-
Net cash used in operating activities	(637,293)	(14,976)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Capital Contribution	-	152,329
Capital Distribution	(298)	-
SAFE Family and Friends	87,000	-
SAFE Seed Round	830,000	-
Net cash provided by financing activities	916,702	152,329
Net cash increase for period	279,409	137,353
Cash at beginning of period	137,353	-
Cash at end of year	$ 416,762	$ 137,353

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -